UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-26995

Cusip Number: 40413R107

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HCSB Financial Corporation
Full Name of Registrant

Former Name if Applicable

5201 Broad Street
Address of Principal Executive Office (Street and Number)

Loris, South Carolina 29569
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HCSB Financial Corporation (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) was not able to timely file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) by April 1, 2013 without unreasonable effort and expense because the Company needs additional time to complete the preparation of, and the Company’s independent registered public accountants need to complete the audit of, the Company’s financial statements for the year ended December 31, 2012.  The delay in completing the financial statements is primarily to allow for additional time for the Company to determine the appropriateness of Horry County State Bank’s (the “Bank”) loan loss reserve and to obtain current appraisals for certain parcels of other real estate owned.  In particular, due to the continued deterioration in the Bank’s loan portfolio stemming from the continued downturn in the local real estate market, we have been working with our independent registered public accountants to determine the appropriateness of the Bank’s loan loss reserve and the required provision for loan losses for the period ended December 31, 2012. At this time, we currently anticipate recording a loan loss provision ranging from $8.6 million to $8.8 million, resulting in a net loss ranging from $6.8 million to $7.0 million.  However, based on our continued analysis, this provision could be higher when reported, and thus our actual results for the period ended December 31, 2012 may differ from our current estimates.  As a result of this reevaluation, we are still finalizing our audited consolidated financial statements and related disclosures for the year ended December 31, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James R. Clarkson	(843)	716-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management currently estimates that the Company will report:

Net interest income before the provision for loan losses ranging from $14.2 million to $14.3 million for the year ended December 31, 2012, compared to $16.7 million for 2011.

Noninterest income ranging from $4.5 million to $4.6 million for the year ended December 31, 2012, compared to $6.2 million for 2011.

Noninterest expense ranging from $16.9 million to $17.1 million for the year ended December 31, 2012, compared to $21.7 million for 2011.

As disclosed in Part III, the Company is currently engaged in discussions with its independent registered public accountants to determine the appropriateness of the Bank’s loan loss reserve and the required provision for loan losses for the period ended December 31, 2012. At this time, the Company currently anticipates recording a loan loss provision for loan losses of ranging from $8.6 million to $8.8 million, resulting in a net loss for the year ended December 31, 2012 ranging from $6.8 million to $7.0 million.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to our financial condition.  Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements.  We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

HCSB Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2013	By	/s/ James R. Clarkson
James R. Clarkson
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).